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                             December 13, 2021

       G. Reed Petersen
       President
       Victoria Lake, Inc.
       3625 Cove Point Dr.
       Salt Lake City, Utah 84109

                                                        Re: Victoria Lake, Inc.
                                                            Amended
Registration Statement on Form 10-12G
                                                            Filed on November
29, 2021
                                                            File No. 000-56316

       Dear Mr. Petersen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amended Registration Statement on Form 10 filed November 29, 2021

       Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

   1. We note the revised disclosure adding the beneficial ownership table for common stock.
                                                        We note the preferred
shares are convertible into 150,002,600 shares of common stock.
                                                        This would appear to be
47% of the common stock, rather than the 32% provided in the table. Please revise
for each of Mr. Peterson, Mr. Holmes and the officers and directors as a group. In addition,
please clarify My. Holmes' connection to the company.
       Item 10. Recent Sales of Unregistered Securities, page 26

   2. We note the additional disclosures in response to prior comment 3. Please provide additional analysis as
to how the 2,000 shares of Series L Preferred Shares acquired by
                                                        Mr. Petersen were at
least partially acquired by Mr. Holmes. Please clarify any
                                                        relationship or
affiliation between Mr. Holmes and Mr. Petersen. In addition, please
 G. Reed Petersen
Victoria Lake, Inc.
December 13, 2021
Page 2
      provide additional analysis as to the applicability of Rule 145 to your transactions, including more information about the facts of these transactions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameG. Reed Petersen
                                                            Division of
Corporation Finance
Comapany NameVictoria Lake, Inc.
                                                            Office of Real
Estate & Construction
December 13, 2021 Page 2
cc:       Jacob Heskett
FirstName LastName